UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

September 28, 2022
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 2 LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

84-4611704
(I.R.S. Employer Identification No.)

62 Clementel Drive, Durham, CT 06422
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This IC Memo includes projections and forward-looking information that represent Energea's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand management's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance.

Executive Summary

Corumbaíba is a 2.5 MW (AC) solar power plant to be located at the "Córrego do Cerrado" Farm in the Corumbaíba municipality, Goias State ("Project"). The Project will be connected to the Enel-GO electricity distribution grid ("Project"), as established through the Brazilian Federal Law 14.300/2022 and Normative Resolution (REN) No 1000/2022 of ANEEL (National Electrical Energy Agency).

This solar plant will be rented to a consortium, made up of residential and commercial customers for a period of 25 years.

The project is at Development Stage with Interconnection secured and a Land Lease fully executed with a 25-year term.

Key Information

General Info

Project Owner	Energea Portfolio 2 LLC.
Project Location	Corumbaíba/GO, Brazil
Technology	Ground-Mounted Solar
System Size (AC/DC)	2.50 MW/ 3.30 MWp
Estimated Year 1 Production	6.783 MWh
Coordinates	18.142450° S 48.581443° W
Land Status	Rented
Project Status	Advanced Development Stage
Useful Equipment Life (Years)	25

Stakeholders

SPE	Energea Corumbaíba Ltda.
Offtaker	Consórcio MS de Geração Compartilhada de Energia Elétrica Energea
EPC Contractor	Infinite Photon Ltda
O&M Contractor	T.B.D.
Land Owner	Espólio de Gilberto Neves

Uses of Capital and Project Economics

Project Hard Costs	14,520,000 BRL
Project Soft Costs	1,022,391 BRL
Pre-COD OpEx	113,999 BRL
Acquisition Costs	592,500 BRL
Total Project Financing	16,248,890 BRL
Debt Funding	N/A
Equity Funding	16,248,890 BRL
Project IRR	17.19%

Project Review

SPE

The Project's Special Purpose Entity (SPE) was fully formed on August 11, 2022, Energea Brasil Operações Ltda. being the sole member of the company. The ownership of the entity will be transferred to Portfolio 2 LLC after the project approval. The SPE General Information is described on Table 1.

Table 1 - SPE General Information
SPE	Energea Corumbaíba Ltda.
Registered Office	Rodovia Municipal A Bocaina KM 01, Zona Rural, Corumbaiba/GO - Zip Code: 75.675-000
CNPJ	47.518.932/0001-94

Site

The Estate of Gilberto Neves ("Landowner") owns the site for the project. Energea Corumbaiba Ltda. entered into a Site Lease Agreement with the Estate, through its legal representative Thiago José Neves, to secure approximately 8,0 hectares of the site on August 22nd, 2022. The agreed monthly lease payment is 1300 BRL per hectare, with a grace period of 150 days from the contract signature. The values are adjusted on each contract year in accordance with the IPCA.

Design

The Project final design has not been defined yet. Nevertheless, it is expected to employ Energea's standard solution with bifacial solar modules manufactured by Longi, a Tier 1 solar manufacturer based in China and SMA String inverters. As tracking solution, the project is expected to employ the HEFE-575 Tracker, which is manufactured by STS Solar Tracking Solutions, a Brazilian manufacturer.

According to the initial Energy Production Assessment, the Project is estimated to produce around 6,783 MWh/year with an AC Capacity Factor of 31.0%.

Interconnection

The Interconnection for the project is secured through the CUSD and CCER agreements signed on May 22nd, 2022, between Celg Distribuição S.A. ("Utility Company" or "Enel-GO") and Arcturos Solução Energética Ltda. According to the Brazilian federal law 14.300/2022, the interconnection agreements can only be transferred after the power plant Commercial Operation Date ("COD"). For that reason, the CUSD and CCER Agreements will be assigned to the Consórcio MS de Geração Compartilhada de Energia Elétrica Energea ("Offtaker") after the project's COD.

On a distribution grid level, system modifications priced at 642,100 BRL by Enel-GO will be necessary for the project's interconnection. The works include the construction of 2,5 km of a 34,5kV distribution grid and the installation of a recloser and a relay. The grid works will be performed by the distribution company at its own expense, and it is expected to be finished on March 2023.

Offtaker

The Offtaker is the Consórcio MS de Geração Compartilhada de Energia Elétrica Energea. The SPE and the Offtaker have signed an Equipment Rental Agreement on September 06th, 2022, which determines a monthly fixed price to be paid to the SPE. Both parties have also executed an O&M Agreement, that stipulates a variable remuneration to the SPE.

The consortium is made up of residential and commercial customers known as "subscribers". They may opt into and out of the program without penalty. In the case any subscriber does not make a payment, the Offtaker may replace them with another subscriber from the waiting list.

Table 2 - PPA Main Terms
Revenue Contract Term	25 years
Equipment Rental Price	302,197 BRL/mth
O&M Price	Variable
Resulting Energy Credit	573,20 BRL/MWh

EPC

The EPC contractor will be Infinite Photon Ltda. ("Infinite Photon"). Infinite Photon is a leading Brazilian multi-service technical consultancy company specialized in photovoltaic projects.

O&M

The final O&M service provider has not been selected yet. The Contractor will be chosen and contracted in duly time, prior to the Project's COD.

Financial Analysis

The resulting nominal IRR, in US Dollars, of Corumbaíba is projected to be 17.19%, with an estimated payback of 6 years, 10 months, and 0 days from the NTP date.

The project's nominal IRR was stress tested on scenarios with a range of variations applied to the discounted price. The resulted average was an impact of negative 22.1 basis points per percentage point increased. Another test was conducted on the effects of the devaluation of the Brazilian Real currency towards the U.S. dollar, with it resulting in a negative 89.8 basis points per percentage point devalued.

Two macroeconomic assumptions are assumed within the financial model to better reflect the reality of Brazil's regional condition. For currency inflation, it was assumed a 4.00% year-to-year price readjustments for all years, apart from year 2022, which was defined at a 10.00% rate. On Foreign Exchange ("FX"), this model assumes a base rate of 5.23 $BRL / $USD in the month of July, resulted from the last 12-month average, being devalued month-to-month at a yearly 2.00% compounded rate.

Revenue

The source of the project's revenue is split in between two 25-year term contracts with Consórcio MS Geração Compartilhada de Energia Elétrica Energea, an Equipment Rental Contract, with a fixed monthly price, with its value defined in Table 4, and an O&M Contract, containing a true-up mechanism with the goal of adjusting the overall revenue to match a target price per energy compensated.

In the case of Corumbaíba, the true-up formula first calculates the utility's energy credit value, after discounting the non-compensable taxes from the grossed up low voltage rates, and applies a fixed discount on it to extract the total on which to charge the consortium members. This method allows for a higher realized revenue in the project, as the basis for the application of the discount (the credit value) is lower than the utility tariff. It is, then, deducted from the collected billed amount, after a 3.00% projected default rate is applied, the demand charge (TUSD up until the expected revision date of October 21th, 2023, and TUSDg thereafter, as a direct scenario where PL 5829/2019 passes is being accounted for), and the fixed monthly price of the Rental Contract. The result, if positive, gets collected by the SPE and, if negative, discounts the fixed monthly value of the Equipment Rental. This analysis used a 30-day billing cycle to realize each month's revenue.

Inflation readjustments of both contracts are timed, in the model, with the utility's price refresh. Historically, ENEL GO's rates tend to readjust once per year, in the month of April. Currently, the model uses as a basis for adjustment, the Brazilian Central Bank's 2020's target inflation rate of 4.00%, defined in the IPCA index. However, energy inflation in Goiás has been, historically, above IPCA, with ENEL GO's last three years readjustments at 16.35% (2020 to 2021), 2.57% (2019 to 2020) and -5.00% (2018 to 2019) and, cumulatively for the last 4 years, 31.01% versus IPCA's 28.64%.
Table 3 - Revenue Assumptions
Revenue Contract Term	25 years
Fixed Discount on Credit Value	10.00%
Rental Revenue Price	302,197 BRL / month
O&M Revenue Price	Variable
Resulting Energy Credit Rate	573,20 BRL / MWh
Energea's Rate (Taxes Discounted)	573,20,56 BRL / MWh
Demand Charge (TUSD rate)	29,40 BRL / kWac
Demand Charge (TUSDg rate)	13,35 BRL / kWac
Default Rate	3.00%

Operating Expenses

The model assumes the operating expenses as they are valued on Table 4.

All prices used on Table 4 are readjusted by IPCA, currently assumed at a 4.00% rate, once per year.

Table 4 - Operating Expenses Assumptions
Operations & Maintenance	15,000 BRL / month	Paid by SPE
Land of Roof Rental	10,400 BRL / month	Paid by SPE
Insurance (GL & Property)	6,560 BRL / month	Paid by SPE
Banking & FX Fees	400 BRL / month	Paid by SPE
Site Security	5,000 BRL / month	Paid by SPE
Postage and Courier Services	100 BRL / month	Paid by SPE
Technical Services Reserve	7,611 BRL/ month	Paid by SPE
Travel	500 BRL / month	Paid by SPE
Utilities	500 BRL / month	Paid by SPE
Entity Expenses	1,000 BRL / month	Paid by SPE
Marketing Commission	5.00% of Revenue	Paid by Consortium
Average OPEX per Month	67,010 BRL/ month	-

*On the energy compensated
**All values readjusted with IPCA annually.

CAPEX

As the project currently finds itself in an advanced stage, with the standard assumption of 3% contingency on the EPC total being assumed as part of the total Soft Costs, alongside other expected budgeted items.

Lastly, no interconnection cost is assumed by the project. As described in the "Parecer de Acesso" document, page 4, the utility covers all the budgeted cost of 642,100.00 BRL.

Table 5 - Capital Expenditures Assumptions
	Brazilian Reais (BRL)		US Dollars (USD)
Acquisition Costs	592,500 BRL	0.18 BRL/Wdc	112,960 USD	0.03 USD/Wdc

Hard Costs	14,520,000 BRL	4.40 BRL/Wdc	2,756,474 USD	0.84 USD/Wdc
Solar Modules	5,858,091 BRL	1.77 BRL/Wdc	1,114,274 USD	0.34 USD/Wdc
Solar Inverters	1,075,055 BRL	0.32 BRL/Wdc	204,487 USD	0.06 USD/Wdc
Mounting Materials	3,214,108 BRL	0.97 BRL/Wdc	611,354 USD	0.18 USD/Wdc
Electrical Materials	1,359,156 BRL	0.41 BRL/Wdc	256,917 USD	0.08 USD/Wdc
Civil Materials	327,708 BRL	0.10 BRL/Wdc	62,111 USD	0.02 USD/Wdc
Eng. Drawings	264,882 BRL	0.08 BRL/Wdc	50,384 USD	0.02 USD/Wdc
Site Works	487,416 BRL	0.15 BRL/Wdc	92,246 USD	0.03 USD/Wdc
Electrical Work	1,369,396 BRL	0.41 BRL/Wdc	258,284 USD	0.08 USD/Wdc
Mechanical Work	362,474 BRL	0.11 BRL/Wdc	68,408 USD	0.02 USD/Wdc
Others	201,714 BRL	0.06 BRL/Wdc	38,009 USD	0.01 USD/Wdc
Interconnection	0 BRL	0.00 BRL/Wdc	0 USD	0.00 USD/Wdc

Soft Costs	1,022,391 BRL	0.31 BRL/Wdc	193,572 USD	0.06 USD/Wdc
Billing Software	15,000 BRL	0.01 BRL/Wdc	2,850 USD	0.00 USD/Wdc
Contingency	452,691 BRL	0.14 BRL/Wdc	85,924 USD	0.03 USD/Wdc
Entity Costs	13,000 BRL	0.01 BRL/Wdc	2,454 USD	0.00 USD/Wdc
Environmental Licensing	21,500 BRL	0.01 BRL/Wdc	4,079 USD	0.00 USD/Wdc
Independent Engineer	30,000 BRL	0.01 BRL/Wdc	5,673 USD	0.00 USD/Wdc
Insurance	50,000 BRL	0.02 BRL/Wdc	9,478 USD	0.00 USD/Wdc
Land Rental	135,200 BRL	0.04 BRL/Wdc	25,522 USD	0.01 USD/Wdc
Legal Fees	60,000 BRL	0.02 BRL/Wdc	11,420 USD	0.00 USD/Wdc
Marketing Channels	75,000 BRL	0.02 BRL/Wdc	14,135 USD	0.01 USD/Wdc
Spare Parts	170,000 BRL	0.05 BRL/Wdc	32,038 USD	0.01 USD/Wdc

Pre-COD OpEx	113,999 BRL	0.03 BRL/Wdc	21,545 USD	0.01 USD/Wdc

Total CapEx (All-In)	16,248,890 BRL	4.92 BRL/Wdc	3,084,552 USD	0.93 USD/Wdc

Taxes

Corumbaíba stands with an effective tax rate of 14.23%, compared with its gross revenues, with PIS / COFINS representing 3.65%, ISS at 0.14%, IRPJ at 7.56% and CSLL at 2.88%.

As the project contains an average EBT margin of 46.54% (after depreciation), it is benefited by the Presumed Profit tax basis as it locks the taxable income at 32% of gross revenue. The downside of adopting a Presumed Profit basis is the loss of 6,500 BRL in Net Operating Losses ("NOLs") and 1,343,100 BRL in PIS / COFINS tax credits. After running both scenarios, the model assumes that a Presumed Profit tax basis is more beneficial to be used in the SPE

IOF tax is assumed, given that all contributions, distributions and intercompany transactions are done internationally, in between the SPE and the Energea Portfolio 2 LLC.

Indirect taxes are not charged to the SPE but are both paid indirectly through demand charge (as it's grossed up by both PIS / COFINS and ICMS) and deducted from the energy credit's value. Goiás currently contains high rates for indirect taxes, for Shared Generation projects, if compared with other States, representing, for Corumbaíba, a total of 25.45% of the gross revenue and an annual average of 1.327,160.37 BRL.

Table 6 - Tax Assumptions
Direct Taxes
PIS / COFINS on Revenue	3.65% of Gross Revenue
ISS on Revenue	5.00% of O&M Revenue
Tax Basis	Presumed Profit
Taxable Income Basis	32.00% of Gross Revenue
IRPJ on Profit	15.00% of Taxable Income
Additional IRPJ on Profit (If monthly taxable income is greater than 20,000)	10.00% of Taxable Income
CSLL on Profit	9.00% of Taxable Income
IOF on Financial Transactions	NA

Indirect Taxes
PIS / COFINS on Demand Charge	5.50%
ICMS on Demand Charge	18.00%
Non-Compensable PIS / COFINS	45.79 BRL / MWh
Non-Compensable ICMS	149.86 BRL / MWh

Legal Review

Relevant Documents
A Legal review was performed in the project's available documentation. The most relevant documents are listed below:
1.     Social Contract of Energea Corumbaíba Ltda.;
2.     Property Lease Agreement;

Issues List

Table 7 - Issues List
EPC Agreement	There's no EPC Agreement.

Contract Summary

Table 8 - SPE Social Contract Summary
Contract	Social Contract of Energea Corumbaíba Ltda.
Incorporation Date	August 11th, 2022
Structure	Limited Liability Company (Brazilian Limitada)
Quota holder	Energea Brasil Operações Ltda. (100%)
Management	Christopher Joseph Sattler Antonio Carlos Nether Ferreira Pires
Municipal Registration	Alvará No. 2022/2347

Table 9 - Property Lease Agreement Summary
Contract	Property Lease Agreement
Date	August 22nd, 2022
Parties	Energea Corumbaíba Ltda. - Lessor Estate of Gilberto Neves (represented by Thiago José Neves) - Lessee
Term	25 years from the signature date
Object	Lease of a rural property in the City of Corumbaíba, State of Goiás, with a total area of 08 hectares
Basic Rent	R$ 10,400 (R$1,300.00 per hectare)
Rent Payment	Monthly, after a grace period of 150 days from the signature of the lease agreement
Surface Rights	Lessors have the obligation to provide the surface rights deed when requested by Lessee.

Documentation Checklist

Table 10 - Documentation Checklist
SPE	Social Contract	X
	National Registration	X
	State and Municipal Registration	X
Site	Site Photos	X
	Land Owner Documents	X
	Property Lease Agreement	X
Design and Application	Energy Resource Study
Preliminary Engineering
Interconnection	Parecer de Acesso	X
	Interconnection Contracts	X
Permit	Environmental License	X
Offtaker	Offtaker Credit Analysis	N/A
	Revenue Agreement Set	X
EPC	Selection of EPC	X
EPC Contract scoped and priced
O&M	O&M Agreement
Investment	Project Model	X

The Investment Committee members have reviewed the Project Memorandum and hereby approve the investment on the Corumbaíba Project.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Global LLC

By MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder

Date September 28, 2022